UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-16005
CUSIP NUMBER: 904753100

(Check One):	☐ Form 10-K ☐ Form 20-F ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR

For Period Ended: September 30, 2012

	☐	Transition Report on Form 10-K
	☐	Transition Report on Form 20-F
	☐	Transition Report on Form 11-K
	☐	Transition Report on Form 10-Q
	☐	Transition Report on Form N-SAR

For the Transition Period Ended: _____________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Unigene Laboratories, Inc.

Full Name of Registrant

Former Name if Applicable

81 Fulton Street

Address of Principal Executive Office (Street and Number)

Boonton, NJ 07005

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; on the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The delay in filing of  Unigene Laboratories, Inc.'s  (the "Company") Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2012  is due to the Company's temporary inability to access its corporate headquarters and electronic data due to the impact of Hurricane Sandy.  In accordance with the guidance issued by the United States Securities and Exchange Commission ("SEC") on November 5, 2012, the Company will file its Form 10-Q for the three and nine months ended September 30, 2012 on or prior to the anticipated extended deadline of November 21, 2012 (or such other deadline as provided for based on further SEC guidance).

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brian Zietsman, CFO	(973)	265-1105
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Unigene Laboratories, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 9, 2012	By:	/s/ Gregory Mayes
President and General Counsel